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                                                         Building value together



June 9, 2004



Boards of Directors
Roebling Financial Corp., MHC
Roebling Financial Corp, Inc.
Roebling Bank
Route 130 and Delaware Avenue
Roebling, NJ 08554


Dear Board Members:

All capitalized terms not otherwise defined in this letter have the meanings given such terms in the Plan of Conversion, as amended (the "Plan") adopted by the Board of Directors of Roebling Financial Corp., MHC (the "Company"). Roebling Financial Corp, Inc. is offering common stock for sale in connection with the conversion of Roebling Financial Corp., MHC the Company from the mutual to the stock form of organization. The shares being offered represent the ownership interest in Roebling Financial Corp, Inc. now owned by Roebling Financial Corp., MHC the Company. The existing publicly held shares of Roebling Financial Corp, Inc. will be exchanged for new shares of common stock of Roebling Financial Corp, Inc. All shares offered for sale are offered at a price of $10.00 per share.

We understand that in accordance with the Plan, subscription rights to purchase shares of the Conversion Stock are to be issued to (i) Eligible Account Holders;
(ii) Tax Qualified Plans; (iii) Supplemental Eligible Account Holders; and (iv) Other Members together collectively referred to as the "Recipients". Based solely on our observation that the subscription rights will be available to such Recipients without cost, will be legally non-transferable and of short duration, and will afford the Recipients the right only to purchase shares of Conversion Stock at the same price as will be paid by members of the general public in the Direct Community Offering, if any, but without undertaking any independent investigation of state or federal law or the position of the Internal Revenue Service with respect to this issue, we are of the belief that:

     (1)  the subscription  rights will have no ascertainable  market value; and

     (2) the price at which the subscription rights are exercisable will not be more or less than the pro forma market value of the shares upon issuance.

Changes in the local and national economy, the legislative and regulatory environment, the stock market, interest rates, and other external forces (such as natural disasters or significant world events) may occur from time to time, often with great unpredictability and may materially impact the value of thrift stocks as a whole or the Company's value alone. Accordingly, no assurance can be given that persons who subscribe to shares of Conversion Stock in the Conversion will thereafter be able to buy or sell such shares at the same price paid in the Subscription Offering.


                                        Very Truly Yours,



                                        /s/FinPro, Inc.

                                        FinPro, Inc.


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20 Church Street o P.O. Box 323 o Liberty Corner, NJ 07938-0323 o Tel: 908.604.9336 o Fax: 908.604.5951
                     finpro@finpronj.com o www.finpronj.com

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